UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42898

One and one Green Technologies. INC

(Translation of registrant’s name into English)

1st Diliman
San Rafael Bulacan, Philippines, 3008

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Press Release

On January 22, 2026, One and one Green Technologies. INC (the “Company”) issued a press release titled “One and One Green Technologies Secures $39 Million in Contracts for Recycled Strategic Metals in Second Half 2025”. A copy of which is furnished as Exhibit 99.1.

Investor Presentation

On January 22, 2026, the Company made available an updated investor presentation on its website. A copy of the investor presentation is attached hereto as Exhibit 99.2.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2026	One and one Green Technologies. INC

	By:	/s/ Caifen Yan
	Name:	Caifen Yan
	Title:	Chief Executive Officer, Chair of the Board and Director

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